[redacted]

11021828

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
MAY 17 2011
Washington, DC
110

SEC FILE NUMBER
8-66242

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIONDO ASSET MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 ROUTE 6 + 209
(No. and Street)

MILFORD PA 18337
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EUGENIA S. PAVEK (570) 296-5525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERSON + CORRADO
(Name – *if individual, state last, first, middle name*)

48 SOUTH FRANKLIN TURNPIKE, SUITE 101, RAMSEY, NJ 07446-2558
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH P BIONDO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIONDO ASSET MANAGEMENT, LLC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOTARIAL SEAL
LINDA M KERWIN
Notary Public
MILFORD TWP., PIKE COUNTY
My Commission Expires Sep 2, 2013

Signature

CHIEF INVESTMENT OFFICER
Title

Linda M. Kerwin 5/12/11
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BERSON+CORRADO

Integrated Financial Solutions

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2010

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

TABLE OF CONTENTS

■ BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Report

To the Member
Biondo Asset Management, LLC

We have audited the accompanying statement of financial condition of Biondo Asset Management, LLC as of December 31, 2010 and the related statement of income, changes in member's equity, and cash flow for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Biondo Asset Management, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berson +Corrado

Ramsey, New Jersey
February 24, 2011

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2010
ASSETS		
Cash	$	92,267
Deposit with clearing organization		100,000
Receivables from clearing organizations		155,956
Prepaid expenses and other assets		32,407
Total assets	$	380,630
LIABILITIES AND MEMBER'S EQUITY		
Accrued expenses	$	21,243
Due to parent company		91,337
Total liabilities		112,580
Contingencies		
Member's equity		268,050
Total liabilities and Member's equity	$	380,630

See accompanying notes.

BIONDO ASSET MANAGEMENT, LLC

(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF INCOME

		YEAR ENDED DECEMBER 31, 2010
Revenue		
Management fees	$	485,235
Rule 12b-1 fees		162,149
Commissions		95,936
Other income		95,766
Dividend and interest income		397
Total revenue		839,483
Expenses		
Compensation, taxes and benefits		337,565
Clearance and brokerage fees		316,225
Professional fees		62,322
Regulatory fees		17,112
Rent		28,098
Market data and research		12,972
Travel and entertainment		10,752
Office expense		8,240
Stationery, printing and postage		5,127
Communications		2,323
Insurance		6,015
Total expenses		806,751
Net income	$	32,732

See accompanying notes.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

	YEAR ENDED DECEMBER 31, 2010	
Member's Equity at January 1, 2010	$	235,318
Net income		32,732
Member's Equity at December 31, 2010	$	268,050

See accompanying notes.

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

STATEMENT OF CASH FLOWS

		YEAR ENDED DECEMBER 31, 2010
Cash flows from operations		
Net income	$	32,732
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivables from clearing organizations		(14,386)
Prepaid expenses and other assets		(193)
Increase (decrease) in operating liabilities:		
Accrued expenses		(24,721)
Due to parent company		91,337
Net cash provided by operating activities		84,769
Increase in cash		84,769
Cash - beginning of the year		7,498
Cash - end of the year	$	92,267

See accompanying notes.

Note 1 - Organization and Nature of Operations

Biondo Asset Management, LLC (the "Company") is a limited liability company and a wholly owned subsidiary of The Biondo Group, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company began operations as a broker-dealer on or about April 1, 2004.

The Company has agreements with other broker-dealers ("clearing brokers") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of Significant Accounting Policies

Securities Transactions and Revenue Recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Amounts receivable and payable for the securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Management fees, which are earned from a related party, are recognized based on a percentage of investment advisory fees earned by the related party.

Rule 12b-1 fees are recognized as earned based on the daily average net assets of the assets under management in The Biondo Family of Funds (the "Fund"), an investment company managed by Biondo Investment Advisors, LLC (the "Affiliate").

Income Taxes - The Company is a Limited Liability Company and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local income taxes. The results of the operations of the Company flow to the members. The Company is subject to PA Capital Franchise Taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2008, 2009 and 2010 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates in Financial Statements- The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2010 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

Note 3 – Transactions with the Parent and Affiliates

The Company provides brokerage services for the Affiliate's clients for which the Company incurs various costs and receives certain revenues. In addition, in accordance with FINRA rules, the Company has entered into an Expense Sharing Agreement with the Parent and Affiliate for which certain expenses are allocated between the companies. Such expenses include substantially all compensation (including officers), benefits, rent, occupancy and equipment rentals and general and administrative expenses reflected on the accompanying statement of operations. The amount due to the Parent at December 31, 2010 includes these charges.

Pursuant to this agreement and for performance of brokerage clearing services, the Company earns a management fee from the Affiliate this is based on 20% of investment advisory fees earned by the Affiliate. The Affiliate earns investment advisory fees in the period in which services are performed based on a percentage of assets under management. Substantially all commissions were earned from transactions related to clients of the Affiliate.

Pursuant to an agreement with the Fund, an investment company managed by the affiliate, and rule 12b-1 of the Investment Company Act of 1940, the Company will receive annual fees of up to .25% of the daily average net assets of the Fund, payable monthly, for expenses incurred in the promotion and distribution of the shares of the fund and for maintaining shareholder accounts. This agreement may also be canceled by either party upon sixty days written notice. The Company earned rule 12b-1 fees of $162,149 in 2010.

Note 4 – Cash Segregated under Federal and other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 5 – Employee Benefit Plan

The Company has adopted a 401(k) profit sharing plan for the benefit of its eligible employees. The Company makes contributions to the profit sharing plan based upon a percentage of employee contributions and an amount at the discretion of its members. The Company made a safe-harbor contribution of $3,533 to the plan in 2010.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2010, the Company had net capital of $164,748 which was $157,241 in excess of its required minimum net capital. The Company's net capital ratio was .68 to 1.

Note 7 – Financial Instruments with Off-Balance Sheet Risk

The customers' securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts totaled $8,070,997 at December 31, 2010.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Settlement of these transactions did not have a material effect on the Company's consolidated financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary. In addition, the Company had sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

Note 8 - Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash (including money market accounts) and the deposit with and the receivable from the clearing organization. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed Federally insured limits. Exposure to credit risk is reduced by maintaining banking and brokerage relationships with high credit quality financial institutions and monitoring their credit ratings.

Note 9 – Indemnifications

In normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 - Other Financial Information

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for		
Interest	$	1,027

****

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER SEC RULE 15c3-1

		DECEMBER 31, 2010
Total member's equity	$	268,050
Add: Other (deductions) or allowable credits		
Excess fidelity bond deduction		(45,000)
Deductions and/or charges:		
Receivable from broker		9,775
Prepaid expenses and other assets		48,527
		58,302
Net capital before haircuts on securities positions		164,748
Haircuts on securities		-.-
Net capital	$	164,748
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requires (6-2/3% of aggregated indebtness)		7,507
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above)		7,507
Excess net capital	$	157,241
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accrued expenses	$	21,243
Due to parent company		91,337
		112,580
Aggregate indebtedness	$	112,580
Ratio of aggregate indebtedness to net capital		0.68:1.0

BIONDO ASSET MANAGEMENT, LLC
(A WHOLLY OWNED SUBSIDIARY OF THE BIONDO GROUP, LLC)

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31, 2010
Net capital - per FOCUS Report	$ 209,802
Excess fidelity bond deduction not included on FOCUS Report	(45,000)
Adjustment to increase due to parent company	(54)
Net capital - per audit report	$ 164,748

See independent auditor's report and accompanying notes.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

The Company is exempt from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

BERSON+CORRADO
Integrated Financial Solutions

www.bersonandcorrado.com

Independent Auditor's Supplementary Report on Internal Control Required by SEC Rule 17a-5

To the Member
Biondo Asset Management, LLC
(A wholly owned subsidiary of the Biondo Group, LLC)

In planning and performing our audit of the financial statements of Biondo Asset Management, LLC the ("Company") a wholly owned subsidiary of Biondo Group, LLC as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of difference required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governs of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

25 West 43rd Street, Suite 920
New York, NY 10036-7406
T 212.730.5444
F 212.730.5450

48 South Franklin Turnpike, Suite 101
Ramsey, NJ 07446-2558
T 201.661.6600
F 201.661.6601

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charges with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Berson + Corrado

Ramsey, New Jersey
February 24, 2011